[ING LOGO]

February 11, 2008

VIA ELECTRONIC MAIL AND EDGAR

Ms. Allison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             ING Variable Portfolios, Inc.

(File Nos. 333-05173; 811-07651)

Dear Ms. White:

This letter responds to comments provided to Kimberly Palmer on January 30, 2008, for Post-Effective Amendment No. 31 to the Registration Statement for ING Variable Portfolios, Inc., (“Registrant”). Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the Adviser (“ADV”) Class shares’ Prospectus, Class I shares’ Prospectus and Class S shares’ Prospectus (each a “Prospectus” and collectively the “Prospectuses”) and their related Statement of Additional Information (“SAI”) for ING International Index Portfolio, ING Russell Large Cap Index Portfolio, ING Russell Mid Cap Index Portfolio, ING Russell Small Cap Index Portfolio and ING Lehman Brothers Aggregate Bond Index® Portfolio. In addition, attached is the requested Tandy Letter (“Attachment A”).

GENERAL COMMENT:

Regulatory Supplement filed with the 485(a) Registration Statement

1.                                       Comment:                                           The Staff would like the Registrant to expand the discussion regarding matters involving the New York Attorney General’s Office and New Hampshire Bureau of Securities Regulation.

Response:                                        As there are no outstanding matters relating to the Registrant we will remove the Supplement from the filing and the Supplement will not be filed in the 485(b) filing.

2.                                       Comment:                                           The Staff would like the Registrant to the names of the affiliates referenced in the Supplement.

                                                Response:                                        As there are no outstanding matters relating to the Registrant we will remove the Supplement from the filing and the Supplement will not be filed in the 485(b) filing.

Class S shares’ Prospectus

3.                                       Comment:                                           The Staff requested the Registrant change the heading of the section entitled “Service Fees,” found on page 17 of the Prospectus, to “Distribution Plan Fees.”

                                                Response:                                        The Registrant has so revised the heading.

ADV Class shares’ Prospectus

4.                                       Comment:                                    The Staff noted that in the “Other Risks” section of the Prospectus, found on page 23 of the Prospectus, includes “IPOs Risk” while the Class I and Class S Prospectuses do not contain this risk.

                                                Response:                                        Since the 485(a) filing, the Registrant has identified a number of techniques/securities types that the sub-adviser will not utilize for these funds and therefore this section will be removed from all the Prospectuses, including “IPOs Risk.”

ADV Class, Class I and Class S shares’ SAI

5.                                       Comment:                                           The Staff commented that the section entitled “Shareholder Service and Distribution Plan,” found on page 78 of the SAI, contains much of the same disclosure as the immediately preceding section entitled “Distribution Servicing Arrangements,” found on page 77 of the SAI. The Staff would like the Registrant to clarify the disclosure between the two sections or consider combining the two sections.

                                                Response:                                        The Registrant appreciates the Staff’s comment but would like to point out that at the beginning of the each section the disclosure states to which share class the disclosure is referencing (Class S or ADV Class shares). The Registrant has structured the SAI in this format as Class S shares have a separate agreement regarding its shareholder service fees/distribution fees than that of ADV Class shares.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Philip Newman, Esq.
Goodwin Procter LLP

Attachment A

[ING LOGO]

February 11, 2008

VIA EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             ING Variable Portfolios Inc.

                                                                                                (File Nos.333-05173; 811-07651

Dear Ms. White:

ING Variable Portfolios, Inc., (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Philip Newman
Goodwin Procter LLP